Exhibit 99.1
Media Relations Contacts
Lucas van Grinsven — Corporate Communications — +31 40 268 3949 — Veldhoven, the Netherlands
Investor Relations Contacts
Craig DeYoung — Investor Relations — +1 480 383 4005 — Tempe, Arizona, USA
Franki D’Hoore — Investor Relations — +31 40 268 6494 — Veldhoven, the Netherlands
ASML announces 2010 Third Quarter Results
Bookings level confirms strong lithography demand for structural capacity
VELDHOVEN, the Netherlands, Oct 13, 2010 — ASML Holding NV (ASML) today announces 2010 third quarter results according to US GAAP as follows:
•	Q3 2010 net sales of EUR 1,176 million versus Q2 2010 net sales of EUR 1,069 million (Q3 2009 net sales of EUR 555 million).

•	Q3 2010 net income of EUR 269 million, or 22.8 percent of net sales, versus a Q2 2010 net income of EUR 239 million, or 22.4 percent of net sales (Q3 2009 net income of EUR 20 million or 3.6 percent of net sales).

•	Q3 2010 net bookings valued at EUR 1,297 million, with 60 systems including 42 new and 18 used systems, leading to a systems backlog valued at EUR 2,693 million as of Sept 26, 2010.
“Our third quarter sales were balanced between Memory and Logic customers and consisted of a mix of advanced systems, enabling new technology ramps, and of complementary KrF systems more targeted at basic capacity growth,” said Eric Meurice, President and Chief Executive Officer of ASML. “Our most advanced volume production immersion system TWINSCAN NXT:1950 continues to ramp and will exceed sales of our immersion TWINSCAN XT:1950 in Q4 2010. The breakthrough of this new platform which combines improved accuracy with higher scan speed, is complemented by the rapid adoption of our unique set of add-on products from the Holistic Lithography portfolio which enables next-generation manufacturing process tolerance and control. We are currently also shipping the first of our second generation Extreme Ultraviolet (EUV) exposure systems, the NXE:3100 with imaging capability close to 20 nanometer

(nm), opening a new era for smaller, faster, cheaper and more energy-efficient semiconductors. Five more NXE:3100 systems are planned to ship between now and mid-2011. In parallel ASML is developing the third generation EUV tool and infrastructure, the NXE:3300; we have agreed with customers on orders for eight NXE:3300 systems to be delivered starting 2012 and we are in negotiations for additional orders to be closed in the fourth quarter,” Meurice added
Operations Update
In Q3 2010, ASML’s net sales of EUR 1,176 million included 40 new and 11 used systems, totaling net system sales of EUR 1,027 million, and net service and field options sales of EUR 149 million. Net system sales for Q2 2010 included the shipment of 35 new and 8 used machines, totaling EUR 923 million, and net service and field options sales of EUR 146 million.
The Q3 2010 average selling price for a new system was EUR 24.1 million, compared with the Q2 2010 average selling price for a new system of EUR 25.6 million. The Q3 2010 average selling price for all ASML systems sold was EUR 20.1 million, compared with the Q2 2010 average selling price of EUR 21.5 million.
Q3 2010 net bookings totaled 60 systems valued at EUR 1,297 million, including advanced immersion systems for critical layers as well as KrF systems for less critical layers for capacity additions, with a total average selling price of EUR 21.6 million.
ASML’s systems backlog as of Sept 26, 2010 was EUR 2,693 million, totaling 110 systems with an average selling price of EUR 24.5 million, reflecting a mix of systems for all chip layers. ASML’s systems backlog as of June 27, 2010 was valued at EUR 2,401 million, totaling 101 systems with an average selling price of EUR 23.8 million.
In Q3 2010, ASML generated net income of EUR 269 million, or EUR 0.61 per ordinary share as compared with net income in Q2 2010 of EUR 239 million or EUR 0.55 per ordinary share.

The company’s Q3 2010 gross margin was 43.6 percent compared with the Q2 2010 gross margin of 43.0 percent.
Q3 2010 research and development (R&D) costs were EUR 137 million including credits, compared with Q2 2010 R&D costs of EUR 125 million including credits.
Selling, general and administrative (SG&A) costs were EUR 48 million in Q3 2010, compared with SG&A costs of EUR 42 million in Q2 2010.
Net cash from operations was EUR 404 million in Q3 2010. ASML ended Q3 2010 with EUR 1,548 million in cash and cash equivalents, compared with EUR 1,189 million at the end of Q2 2010.
Outlook
“We booked EUR 1,297 million worth of systems in the third quarter of 2010 and expect bookings in the fourth quarter to exceed the Q3 level, confirming our potential for 2011 sales growth,” Eric Meurice said. “This expectation of strong and continuous structural demand for our products, notwithstanding mixed signals of less bullish growth of personal computer demand and memory price declines, is supported by the current sustained bit growth trends for DRAM and Flash memory chips as well as the continued strategic investments by all Foundry chip manufacturers. The very sharp demand pick-up since the beginning of the year and the success of our most advanced system TWINSCAN NXT:1950 are challenges to our capacity capabilities and we are focusing on shortening cycle times and parallel work flows to meet customer demand. The successes of the TWINSCAN NXT:1950 and of the NXE:3100 have confirmed our R&D investment strategy; we will proceed with an increased R&D budget of about EUR 140 million per quarter, as long as demand remains strong,” Meurice said.
ASML expects Q4 2010 net sales of around EUR 1.3 billion, confirming our full year 2010 forecast for sales to grow 10 to 15 percent above our historical peak sales of EUR 3.8 billion. ASML expects a gross margin in Q4 2010 of around 44 percent. R&D expenditures are expected to be at EUR 140 million including credits and SG&A costs are expected at EUR 50 million.

About ASML
ASML is the world’s leading provider of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits or chips. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. ASML has more than 6,900 employees (expressed in full time equivalents), serving chip manufacturers in more than 60 locations in 15 countries. More information about our company, our products and technology, and career opportunities is available on our website: www.asml.com
Investor and Media Conference Call
A conference call for investors and media will be hosted by CEO Eric Meurice and CFO Peter Wennink at 15:00 PM Central European Time / 09:00 AM Eastern U.S. time. Dial-in numbers are: in the Netherlands +31 10 29 44 271 and the US +1 718 247 0887 (US participants will have to quote the following confirmation code when dialing into the conference: 4098395). To listen to the conference call, access is also available via www.asml.com
A replay of the Investor and Media Call will be available on www.asml.com
IFRS Financial Reporting
ASML’s primary accounting standard for quarterly earnings releases and annual reports is US GAAP, the accounting standard generally accepted in the United States. Quarterly US GAAP consolidated statements of operations, consolidated statements of cash flows and consolidated balance sheets, and a reconciliation of net income/(loss) and equity from US GAAP to IFRS are available on www.asml.com
In addition to reporting financial figures in accordance with US GAAP, ASML also reports financial figures in accordance with IFRS for statutory purposes. The most significant differences between US GAAP and IFRS that affect ASML concern the capitalization of certain product development costs, the accounting of share-based payment plans, the accounting of income taxes and the accounting of reversal of inventory write-downs. ASML’s quarterly IFRS consolidated income statement, consolidated statement of cash flows, consolidated statement of financial position and a reconciliation of net income/(loss) and equity from US GAAP to IFRS are available on www.asml.com
The consolidated balance sheets of ASML Holding N.V. as of Sept 26, 2010, the related consolidated statements of operations and consolidated statements of cash flows for the quarter ended Sept 26, 2010 as presented in this press release are unaudited.
Regulated Information
This press release, the US GAAP consolidated financial statements and the IFRS consolidated financial statements published on www.asml.com comprise regulated information within the meaning of the Dutch Financial Markets Supervision Act (Wet op het financieel toezicht).
Forward Looking Statements
“Safe Harbor” Statement under the US Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements, including statements made about our outlook, realization of backlog, IC unit demand, financial results, average selling price, gross margin and expenses. These forward looking statements are subject to risks and uncertainties including, but not limited to: economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), including the impact of general economic conditions on consumer confidence and demand for our customers’ products, competitive products and pricing, the impact of manufacturing efficiencies and capacity constraints, the pace of new product development and customer acceptance of new products, our ability to enforce patents and protect intellectual property rights, the risk of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, changes in exchange rates and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission.